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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2018

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

HIGHLIGHTS

•         In 3Q18, Embraer delivered 15 commercial and 24 executive (17 light and 7 large) jets, compared to the 25 commercial and 20 executive (13 light and 7 large) jets in 3Q17;

•         The Company’s firm order backlog was US$ 13.6 billion at the end of 3Q18, including contracts of the Services & Support segment;

•         Reported EBIT and EBITDA1 in 3Q18 were US$ 45.4 million and US$ 104.8 million, respectively, yielding margins of 3.9% and 9.1%. On a year-to-date basis, the Company’s reported EBIT and EBITDA in 2018 were US$ 54.1 million and US$ 238.4 million, respectively. The year-to-date figures include the negative impact of a non-recurring special item of US$ 127.2 million related to additional costs on the KC-390 development contract in 2Q18 resulting from the incident with prototype aircraft 001 in May;

•         Over the first nine months of 2018, adjusted EBIT and adjusted EBITDA, excluding the impact of the KC-390 special item, were US$ 181.3 million and US$ 365.6 million, respectively. Year-to-date adjusted EBIT margin over the first nine months of 2018 was 5.3% and adjusted EBITDA margin in the same period was 10.8%, in line with Embraer’s published 2018 guidance ranges of 5-6% for adjusted EBIT and 10-11% for adjusted EBITDA;

•         3Q18 Net loss attributable to Embraer shareholders and Loss per ADS were US$ (21.3) million and US$ (0.12), respectively. Adjusted net loss (excluding deferred income tax and social contribution) for 3Q18 was US$ (29.1) million, with Adjusted loss per ADS of US$ (0.16);

•         Embraer had negative Free cash flow of US$ (166.4) million in 3Q18, and finished the quarter with total cash of US$ 3,142.1 million and total debt of US$ 4,022.6 million, yielding net debt of US$ 880.5 million;

•         The Company reaffirms all aspects of its 2018 financial and aircraft deliveries guidance, which does not include the non-recurring impact of the KC-390 cost base revision recognized in 2Q18.

Main financial indicators

in millions of U.S dollars, except % and earnings per share data
IFRS	(1)	(1)	(1)	(1)
	2Q18	3Q17*	3Q18	YTD18
Revenue	1,256.5	1,301.5	1,151.7	3,400.2
EBIT	(17.7)	55.4	45.4	54.1
EBIT Margin %	-1.4%	4.3%	3.9%	1.6%
Adjusted EBIT	109.5	59.0	45.4	181.3
Adjusted EBIT Margin %	8.7%	4.5%	3.9%	5.3%
EBITDA	44.1	130.0	104.8	238.4
EBITDA Margin %	3.5%	10.0%	9.1%	7.0%
Adjusted EBITDA	171.3	133.6	104.8	365.6
Adjusted EBITDA Margin %	13.6%	10.3%	9.1%	10.8%
Adjusted Net Income (Loss) [2]	6.1	65.4	(29.1)	(47.6)
Adjusted earnings per share - ADS basic	0.0331	0.3557	(0.1586)	(0.2596)
Net income (loss) attributable to Embraer Shareholders	(126.5)	103.9	(21.3)	(160.1)
Earnings (losses) per share - ADS basic (US$)	(0.6898)	0.5653	(0.1161)	(0.8727)
Adjusted Free Cash Flow	47.8	(22.8)	(166.4)	(549.3)
Net debt	(721.2)	(722.8)	(880.5)	(880.5)
(1) Derived from unaudited financial information.
* Restated 2017 results for new accounting rules (IFRS 15 and IFRS 9)

1 EBIT and EBITDA are non-GAAP measures. For more detailed information please refer to page 13.
2 Adjusted Net Income (loss) is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred income tax and social contribution for the period, in addition to adjusting for non-recurring items. Under IFRS for Embraer’s Income Tax benefits (expenses) the Company is required to record taxes resulting from unrealized gains or losses due to the impact of changes in the Real to US Dollar exchange rate over non-monetary assets (primarily Inventory, Intangibles, and PP&E). The taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are presented in the consolidated Cash Flow statement, under Deferred income tax and social contribution, which was US$ (42.1) million in 3Q17, US$ (7.8) million in 3Q18 and US$ (48.6) million in 2Q18. Adjusted Net Income (loss) also excludes the net after-tax special items of US$ 3.6 million in 3Q17 and US$ (84.0) million in 2Q18. There were no special items recognized in 3Q18.
1

São Paulo, Brazil, October 30, 2018 - (B3: EMBR3, NYSE: ERJ). The Company's operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with IFRS. The financial data presented in this document as of and for the quarters ended September 30, 2018 (3Q18), June 30, 2018 (2Q18) and September 30, 2017 (3Q17), are derived from the unaudited financial statements, except annual financial data and where otherwise stated.

REVENUES and gross margin

Embraer delivered 15 commercial and 24 executive aircraft (17 light jets and 7 large jets) in 3Q18, for a total of 39 jets delivered during the quarter. This compares to the Company’s total aircraft deliveries of 45 jets in 3Q17, of which 25 were commercial jets and 20 were executive jets (13 light jets and 7 large jets). For the first nine months of 2018, Embraer delivered 57 commercial jets and 55 executive jets (40 light jets and 15 large jets), compared to deliveries of 78 commercial jets and 59 executive jets (40 light jets and 19 large jets) over the first nine months of 2017. Embraer remains confident in its 2018 guidance for 85 to 95 total commercial jet deliveries and 105 to 125 total executive jet deliveries (70-80 light jets and 35-45 large jets). The Company expects the Commercial Aviation and Executive Jets segments to deliver a significant volume of aircraft during the fourth quarter of 2018.

In 3Q18, consolidated revenues were US$ 1,151.7 million, which represent a year-over-year decline of 11.5% compared to 3Q17, due principally to lower deliveries in the Commercial Aviation segment leading to its revenues falling 45.3% in 3Q18 compared to 3Q17, as revenues in the Defense & Security (+47.9%), Executive Jets (+43.4%), and Services & Support (+2.6%) segments all reported year-over-year revenue gains. On a year-to-date basis, Embraer consolidated revenues were US$ 3,400.2 million in the first nine months of 2018 as compared to US$ 4,125.7 million reported in the first nine months of 2017.

The Company’s consolidated gross margin in 3Q18 was 18.2%, in line with the reported gross margin in 3Q17 despite the year-over-year decline in revenues. Over the first nine months of the year, Embraer’s consolidated gross margin was 15.6% compared to 17.9% over the first nine months of 2017, driven principally by gross margin declines in the Commercial Aviation and Defense & Security segments, partially offset by gross margin expansion in the Executive Jets segment over the same period.

EBIT AND ADJUSTED EBIT

In 3Q18, EBIT and EBIT margin were US$ 45.4 million and 3.9%, respectively, compared to EBIT of US$ 55.4 million and EBIT margin of 4.3% reported in 3Q17. The lower reported EBIT and EBIT margin relative to 3Q17 resulted in large part to the lower revenues reported in 3Q18 and its impact on fixed cost absorption. Reported EBIT and EBITDA in 3Q18 did not include any special items. In 3Q17, Embraer´s reported EBIT included the negative impact of special items totaling US$ 3.6 million, related to taxes on remittances for payments following the finalization of the FCPA investigation. Excluding this special item, 3Q17 adjusted EBIT was US$ 59.0 million and adjusted EBIT margin was 4.5%.

On a year-to-date basis, the Company’s reported EBIT and EBIT margin were US$ 54.1 million and 1.6%, respectively, compared to reported EBIT of US$ 278.1 million and reported EBIT margin of 6.8% over the first nine months of 2017. The year-over-year-reported EBIT comparison was negatively impacted by a special non-recurring item of US$ 127.2 million recognized in 2Q18 related to a cost base revision on the KC-390 development contract resulting from the incident with one of the prototype aircraft in May. Reported EBIT over the first nine months of 2017 was negatively impacted by a total of US$ 1.8 million in special items. Excluding these special items, Embraer’s adjusted EBIT over the first nine months of 2018 was US$ 181.3 million, resulting in an adjusted EBIT margin of 5.3%, versus adjusted EBIT of US$ 279.9 million and adjusted EBIT margin of 6.8% over the first nine months of 2017. The decline in year-to-date adjusted EBIT and adjusted EBIT margin is principally due to the lower commercial aircraft deliveries as mentioned above.

During 3Q18, administrative expenses totaled US$ 44.4 million, representing a decline from the US$ 47.8 million reported in 3Q17. In the first nine months of 2018, administrative expenses were US$ 130.1 million, equal to that reported in the first nine months of 2017. Selling expenses increased from US$ 66.5 million in 3Q17 to US$ 73.7 million in 3Q18. On a year-to-date basis, selling expenses were lower at US$ 216.0 million compared to US$ 221.6 million in the first nine months of 2017. Research expenses were down in the quarter, at US$ 8.7 million in 3Q18 vs. US$ 14.2 million in 3Q17. Year-to-date, research expenses were US$ 28.6 million in 2018 as compared to US$ 31.7 million in 2017, and are tracking slightly below Embraer’s 2018 guidance for US$ 50 million in research expenses.

2

Other operating income (expense), net in 3Q18 was an expense of US$ 37.7 million, compared to the US$ 52.7 million reported in 3Q17. Last year’s reported other operating income (expense) figure includes the previously mentioned special items totaling a net negative impact of US$ 1.8 million. Excluding this special item, 3Q17 other operating income (expense), net was expense of US$ 50.9 million. The principal reasons for the year-over-year decline in other operating expense in 3Q18 relative to 3Q17 were lower impairments and expenses related to used commercial aircraft compared to last year’s quarter. In the first nine months of 2018, other operating income (expense), net was expense of US$ 102.9 million compared to US$ 77.9 million in the first nine months of 2017. Adjusting for special items booked in this line, the first nine months of 2017 had US$ 76.1 million in other operating expense, net compared to US$ 102.9 million in the first nine months of 2018. The main reason for the increase in year-to-date other operating expense, net is due to higher remittances related to the Company’s used aircraft operations, higher used aircraft impairment expenses, and higher expenses on consulting services.

net income

Net income (loss) attributable to Embraer shareholders and Earnings (Loss) per ADS for 3Q18 were US$ (21.3) million and US$ (0.12) per share, respectively, compared to US$ 103.9 million in net income (loss) attributable to Embraer shareholders and US$ 0.57 per share in Earnings (Loss) per ADS in 3Q17. Over the first nine months of 2018, net income (loss) attributable to Embraer shareholders was US$ (160.1) million and Earnings (Loss) per ADS was US$ (0.87) per share.

Adjusted net income (loss), excluding deferred income tax and social contribution and the total after-tax impacts of any special items booked in the period, was US$ (29.1) million in 3Q18 and Adjusted Earnings (Loss) per ADS was US$ (0.16) per share, compared to US$ 65.4 million in adjusted net income and US$ 0.36 per share in adjusted earnings per ADS in 3Q17. In the first nine months of 2018, adjusted net income (loss) attributable to Embraer shareholders was US$ (47.6) million and adjusted earnings (loss) per ADS was US$ (0.26) per share. Net income (loss) and adjusted net income (loss) in the first nine months of 2018 were negatively impacted by lower operating results in addition to higher net financial expenses and net foreign exchange losses. The higher net financial expenses are largely due to our current net debt position and lower financial income from our cash and equivalents, while foreign exchange losses are associated to the devaluation in the Brazilian real versus the U.S. dollar since the beginning of 2018. Given the recent improvement in the real versus the U.S. dollar since the end of the quarter, Embraer anticipates that some of these foreign exchange losses could reverse by the end of the year.

monetary balance sheet accounts and other measures

Embraer finished 3Q18 with a net debt position of US$ 880.5 million, compared to the net debt position of US$ 721.2 million at the end of 2Q18. The Company’s higher net debt position is a result of the negative free cash flow reported during the quarter, as explained further below. Embraer’s total loans position at the end of 3Q18 was US$ 4,022.6 million, declining US$ 39.7 million from the total loans position reported at the end of 2Q18.

3

in millions of U.S.dollars
FINANCIAL POSITION DATA	(1)	(1)	(1)
	2Q18	3Q17 **	3Q18
Cash and cash equivalents	1,132.6	772.5	1,648.8
Financial investments	2,208.5	2,811.6	1,493.3
Total cash position	3,341.1	3,584.1	3,142.1
Loans short-term	361.0	289.0	328.1
Loans long-term	3,701.3	4,017.9	3,694.5
Total loans position	4,062.3	4,306.9	4,022.6
Net debt*	(721.2)	(722.8)	(880.5)
* Net debt = Cash and cash equivalents + Financial investments short-term and long term Loans short-term and long-term
** Restated 2017 results for new accounting rules (IFRS 15 and IFRS 9)
(1) Derived from unaudited financial information.

Adjusted net cash used in operating activities net of adjustments for financial investments was US$ (74.7) million in 3Q18 and adjusted free cash flow for the quarter was US$ (166.4) million. This compares to adjusted net cash generated in operating activities net of financial investments of US$ 135.6 million and adjusted free cash flow of US$ (22.8) million in 3Q17. The principal factors explaining lower free cash flow generation in 3Q18 include lower operating results and higher inventories. Over the first nine months of 2018, adjusted Free cash flow was negative US$ 549.3 million, compared to adjusted Free cash flow of negative US$ 2.0 million over the first nine months of 2017. The Company expects to generate significant Free cash flow in 4Q18 driven by higher anticipated aircraft delivery volumes. Embraer continues to expect the Company’s adjusted Free cash flow for 2018 will be a use of US$ 100 million or better as the Company anticipates a significant increase in deliveries in the fourth quarter.

in millions of U.S.dollars
IFRS	3Q17 *	4Q17 *	1Q18	2Q18	3Q18	YTD18
Net cash generated (used) by operating activities (1)	115.2	589.9	(311.0)	133.8	(74.7)	(251.8)
Adjustment for non-recurring cash impacts	20.4	18.2	-	-	-	-
Adj. Net cash generated (used) by operating activities	135.6	608.1	(311.0)	133.8	(74.7)	(251.8)

Net additions to property, plant and equipment	(47.3)	(76.3)	(39.7)	(31.1)	(26.7)	(97.4)
Additions to intangible assets	(111.1)	(125.1)	(80.2)	(54.9)	(65.0)	(200.1)
Adjusted Free Cash Flow	(22.8)	406.7	(430.9)	47.8	(166.4)	(549.3)
(1) Net of financial investments: 3Q17 30.8, 4Q17 132.0, 1Q18 629.5, 2Q18 108.1 and 3Q18 302.1
* Restated 2017 results for new accounting rules (IFRS 15 and IFRS 9)

Net additions to total PP&E were US$ 26.7 million in 3Q18, versus US$ 47.3 million in net additions reported in 3Q17. Of the total 3Q18 additions to PP&E, CAPEX amounted to US$ 18.9 million, additions of aircraft available for or under lease was US$ 2.2 million, and additions of pool program spare parts was US$ 5.5 million. The Company’s CAPEX amounted to US$ 57.8 million over the first nine months of 2018, compared to US$ 111.0 million in the same period of 2017. The Company recognizes that CAPEX could finish 2018 lower than its outlook of US$ 200 million, though it is important to note that the lower level of CAPEX spending relative to plan does not negatively impact any of Embraer’s ongoing projects.

In 3Q18, Embraer invested a total of US$ 65.0 million in product development, principally related to the development of the E-Jets E2 commercial jet program, which continues to progress according to schedule. Development expenditures net of contributions from suppliers in 3Q18 were also US$ 65.0 million, and over the first nine months of the year amounted to US$ 74.6 million. Although the Company expects net development spending to increase in the fourth quarter, 2018 development spending net of supplier contributions should finish the year lower than its outlook for US$ 300 million.

4

in millions of U.S.dollars
	3Q17	4Q17	1Q18	2Q18	3Q18	YTD18
CAPEX	30.1	68.7	22.8	16.1	18.9	57.8
Contracted CAPEX (Included in CAPEX)	0.8	0.4	-	1.9	1.8	3.7
Additions of aircraft available for or under lease	4.8	-	6.0	1.8	2.2	10.0
Additions of Pool programs spare parts	12.1	7.8	10.9	13.4	5.5	29.8
PP&E	47.0	76.5	39.7	31.3	26.7	97.6
Proceeds from sale of PP&E	0.3	(0.2)	-	(0.2)	-	(0.2)
Net Additions to PP&E	47.3	76.3	39.7	31.1	26.7	97.4

in millions of U.S.dollars
	3Q17	4Q17	1Q18	2Q18	3Q18	YTD18
Additions to intangible	111.1	125.1	80.2	54.9	65.0	200.1
Contributions from suppliers	-	-	(67.0)	(58.5)	-	(125.5)
Development (Net of contributions from suppliers)	111.1	125.1	13.2	(3.6)	65.0	74.6
Research	14.2	17.5	9.8	10.1	8.7	28.6
R&D	125.3	142.6	23.0	6.5	73.7	103.2

The Company’s total debt decreased US$ 39.7 million to US$ 4,022.6 million at the end of 3Q18 compared to US$ 4,062.3 million at the end of 2Q18. Short-term debt at the end of 3Q18 was US$ 328.1 million and long-term debt was US$ 3,694.5 million. The average loan maturity of the Company’s debt at the end of 3Q18 was 5.5 years. The cost of Dollar denominated loans at the end of 3Q18 was stable at 5.27% p.a., while the cost of real denominated loans was relatively stable at 3.45% p.a. at the end of 3Q18.

Embraer’s EBITDA over the last 12 months (unadjusted EBITDA LTM) to financial expenses (gross) for 3Q18 declined to 1.36 vs. 1.76 at the end of 2Q18. At the end of 3Q18, 11% of total debt was denominated in Reais.

Embraer’s cash allocation management strategy continues to be one of its most important tools to mitigate exchange rate risks. By balancing cash allocation in Real and Dollar assets, the Company attempts to neutralize its balance sheet exchange rate exposure. Of total cash at the end of 3Q18, 85% was denominated in US Dollars.

Complementing its strategy to mitigate exchange rate risks, the Company entered into certain financial hedges in order to reduce its cash flow exposure.

The Company’s cash flow exposure is due to the fact that approximately 10% of its net revenues are denominated in Reais while approximately 20% of total costs are denominated in Reais. Having more Real denominated costs than revenues generates this cash flow exposure. For 2018, around 45% of the Company’s Real cash flow exposure is hedged if the US Dollar depreciates below an average rate floor of R$ 3.32. For exchange rates above this level, the Company will benefit up to an average exchange rate cap of R$ 3.75.  Embraer has also constructed slightly more than 90% of its zero cost collar hedging program for fiscal year 2019, with an average exchange rate floor of $3.42 and an average cap of $4.10.

5

operational balance sheet accounts

in millions of U.S.dollars
SELECT BALANCE SHEET DATA	(1)	(1)	(1)
	2Q18	3Q17 *	3Q18
Trade accounts receivable	918.9	759.3	899.7
Customer and commercial financing	15.3	17.0	14.8
Inventories	2,535.0	2,443.3	2,790.8
Property, plant and equipment	2,004.1	2,125.3	1,985.0
Intangible	1,853.6	1,857.9	1,894.8
Trade accounts payable	941.2	786.3	958.1
Advances from customers	1,083.2	915.7	1,086.4
Total shareholders' equity	3,990.1	4,186.5	3,969.7

(1) Derived from unaudited financial information.
* Restated 2017 results for new accounting rules (IFRS 15 and IFRS 9)

Working capital investment during 3Q18 negatively impacted free cash flow generation, principally driven by higher inventory levels. The Company’s inventories ended 3Q18 at US$ 2,790.8 million, compared to US$ 2,535.0 million at the end of 2Q18. Embraer’s inventories generally rise over the first three quarters of the year in anticipation of higher delivery levels expected in the fourth quarter due to the business’ seasonality. However, inventories at the end of 3Q18 are also higher than the level reported at the end of 3Q17 of US$ 2,443.3, due to a higher total number of deliveries anticipated in this year’s fourth quarter compared to last year’s fourth quarter. The remaining working capital accounts improved during 3Q18, though not enough to offset the increase in inventories. Accounts receivable declined US$ 19.2 million from the end of 2Q18 to end 3Q18 at US$ 899.7 million, customer and commercial financing was relatively flat at US$ 14.8 million, trade accounts payable increased from US$ 941.2 million at the end of 2Q18 to US$ 958.1 million at the end of 3Q18, and advances from customers was relatively flat at US$ 1,086.4 million.

Intangibles increased, from US$ 1,853.6 million at the end of 2Q18 to US$ 1,894.8 million, and property, plant, and equipment ended 3Q18 at US$ 1,985.0 million, compared to US$ 2,004.1 million at the end of 2Q18.

Total Backlog

Considering all deliveries as well as firm orders obtained during the period, the Company’s firm order backlog ended 3Q18 at US$ 13.6 billion.

6

segment Results

The Commercial Aviation segment represented 33.2% of consolidated revenues in 3Q18 versus 53.7% of revenues in 3Q17, as the segment’s deliveries were down on a year-over-year basis, from 25 jets to 15 jets. The portion of Executive Jets revenues increased, from 16.7% in 3Q17 to 27.1% in 3Q18, on year-over-year revenue growth of 43.4% driven by higher deliveries. The Defense & Security segment reported a 47.9% increase in revenues in 3Q18 as compared to 3Q17, and its portion of total Company revenues grew from 11.6% in 3Q17 to 19.3% in 3Q18. Revenues for Services & Support grew 2.6% year-over-year to US$ 232.5 million, representing 20.2% of the Company’s consolidated revenues in 3Q18, compared to 17.4% in 3Q17. Other segment revenues were 0.2% of consolidated revenues in 3Q18.

in millions of U.S.dollars
NET REVENUES	(1)		(1)		(1)		(1)
BY SEGMENT	2Q18%		3Q17*	%	3Q18%		YTD18%
Commercial Aviation	757.1	60.3	698.5	53.7	382.1	33.2	1,518.8	44.7
Executive Jets	207.3	16.5	217.6	16.7	312.0	27.1	647.1	19.0
Defense & Security	34.2	2.7	150.6	11.6	222.7	19.3	499.4	14.7
Services & Support	256.3	20.4	226.7	17.4	232.5	20.2	727.8	21.4
Others	1.6	0.1	8.1	0.6	2.4	0.2	7.1	0.2
Total	1,256.5	100.0	1,301.5	100.0	1,151.7	100.0	3,400.2	100.0
(1) Derived from unaudited financial information.
* Restated 2017 results for new accounting rules (IFRS 15 and IFRS 9)

Commercial Aviation

In 3Q18, Embraer delivered a total of 15 commercial jets, as shown below:

DELIVERIES	2Q18	3Q17	3Q18	YTD18
Commercial Aviation	28	25	15	57
EMBRAER 170	1	-	-	1
EMBRAER 175	20	18	13	44
EMBRAER 190	2	5	2	7
EMBRAER 195	2	2	-	2
EMBRAER 190-E2	3	-	-	3

During 3Q18 Embraer Commercial Aviation achieved important milestones regarding the E-Jets E2 program development. As part of the certification campaign for the E195-E2, the Company successfully concluded the water spray tests conducted in July at the company’s Gavião Peixoto, Brazil, facility. The E175-E2 horizontal empennage, made of composite materials, was completed in August. The E195-E2 and E175-E2 certifications are expected for the first half of 2019 and in 2021, respectively.

During the Farnborough Airshow in July, Embraer received an impressive number of commitments for new aircraft, announcing a total of 300 sales commitments valued at roughly US$ 15.3 billion if all options and purchase rights are exercised.

Denmark’s Nordic Aviation Capital, the world’s largest regional aircraft leasing company, signed a Letter of Intent for three E190s.

Azul Linhas Aéreas Brasileiras S.A., the launch operator of the E195-E2, is nearly doubling its order for the model. The Brazilian airline signed a Letter of Intent for 21 E195-E2s. When the LOI is converted to a formal contract, Azul will have 51 E2s.

7

Republic Airways signed a Letter of Intent to acquire up to 200 E-Jets. When the LOI is converted to a formal contract, the airline will have firm orders for 100 E175s and purchase rights for an additional 100 E175s. The carrier also has the right to convert the order to the next-generation of Embraer´s regional jet, the E175-E2.

During 3Q18, Embraer already received order confirmations from other commitments signed at the Farnborough Airshow, as follows below.

United Airlines is adding 25 E175s to its fleet. These new E175s will be configured with 70 seats in a three-class configuration: United First, Economy Plus and United Economy. The contract has a value of US$ 1.1 billion, based on current list prices, and deliveries will begin in the second quarter of 2019.

Embraer and Helvetic Airways AG of Zürich, Switzerland, signed a contract for a firm order of 12 E190-E2 jets. Helvetic will retire its 5 Fokker 100s and replace its current fleet of 7 E190s with the new generation of E-Jets. The firm order has a value of US$ 730 million, based on current list prices, and the contract also includes purchase rights for a further 12 E190-E2s, with conversion rights to the E195-E2, bringing the total potential order up to 24 E-Jets E2s. If all purchase rights are exercised, the deal would have a value of US$ 1.5 billion at current list prices.

Embraer and Binter Canarias from Spain also signed a contract for 5 E195-E2s, of which 3 are firm orders and 2 are purchase rights.

It’s important to mention that Skywest’s order for 100 E175-E2s and 100 options is no longer considered in Embraer’s firm order backlog as of the end of 3Q18.

At the end of 3Q18, the backlog and cumulative deliveries for Commercial Aviation were as follows:

COMMERCIAL AVIATION BACKLOG	Firm Orders	Options	Total	Deliveries	Firm Backlog
E170	191	5	196	191	-
E175	647	165	812	544	103
E190	563	16	579	553	10
E195	172	1	173	166	6
E175-E2	-	-	-	-	-
E190-E2	62	84	146	3	59
E195-E2	73	57	130	-	73
TOTAL E-JETS	1,708	328	2,036	1,457	251

Executive JETS

The Executive Jets segment delivered 17 light and 7 large jets, totaling 24 aircraft in 3Q18.

DELIVERIES	2Q18	3Q17	3Q18	YTD18
Executive Aviation	20	20	24	55
Light Jets	15	13	17	40
Large Jets	5	7	7	15

During the third quarter, Embraer marked its presence at the Experimental Aircraft Association’s AirVenture, in Oshkosh, WI, with the debut of the Phenom 300E and the return of the Phenom 100EV, which made its first public appearance at Oshkosh 2017. Both aircraft, which have recently entered the market, have been purchased by new and current customers, validating the key design drivers of the Phenom jets, which are premium comfort, outstanding performance, and low operating costs.

Also during the third quarter of 2018:

•       Executive AirShare became the U.S.’s first fractional provider to add the Embraer Phenom 300E light jet to its fleet. The addition of this new aircraft also means that Executive AirShare became the first commercial operator for all variants of the Embraer Phenom platform in the world. The aircraft delivers top-tier performance and next-generation avionics along with a revolutionary interior design.

8

•       Embraer Executive Jets delivered the fifth Legacy 450 business jet to AirSprint, Inc., a privately held Canadian fractional aircraft ownership company based in Calgary, Alberta. AirSprint started operating its first Legacy 450 under lease in December 2016, which has since been joined by five newly delivered Legacy 450s, bringing AirSprint’s fleet to six aircraft of this model.

•       Embraer China hosted the 2018 Embraer Executive Operators Conference (EEOC) in Tianjin, with over 100 guests. EEOCs have been successfully held for five consecutive years with the objective of building a highly effective communication platform among operators, suppliers and Embraer.

•       Embraer Executive Jets attended the newly rebranded RUBAE (Russian Business Aviation Exhibition), with the Legacy 500 medium cabin jet and the debut of the Phenom 300E on static display. The show was held at Vnukovo-3, in Moscow, the largest center of business aviation in Eastern Europe.

Defense & security

During 3Q18, the KC-390 program for certification achieved more than 1,900 hours. The development program continued to advance toward the Type Certification issued by the Brazilian aviation authority Agência Nacional de Aviação Civil (ANAC). The aircraft production at Embraer’s facility in Gavião Peixoto is moving forward with the assembly of aircraft #004 through #008.

With regards to the ongoing Special Mission Programs, Embraer delivered the third Legacy 500 aircraft to the Brazilian Air Force’s Special Flight Inspection Group. The aircraft is part of the I-X Program.

During the same period, the fourth aircraft of the AF1/1A Program was delivered to the Brazilian Navy. The program is focused on the modernization of the avionics systems of AF1/1A aircraft.

Also, relevant stages of the Sisfron (Brazilian Border Protection System) project were delivered to military organizations under the Western Military Command of the Brazilian Army, including three mobile command and control units (CC2), three operational television modules (MTO) for mobile tactical communication and two Monitoring and Reconnaissance systems (SVMR) with the SENTIR M20 radar.

services & support

During the third quarter, Embraer Services & Support and Sahara Africa Aviation, Africa’s leading provider of end-to-end aviation services, signed a multi-year Pool Program Agreement for spare parts and support for their two recently acquired Embraer ERJ 145 jets. Based in South Africa, Sahara also has the world’s largest fleet of Embraer 120 Brasilia twin-turboprop planes.

Also in 3Q18, Kenya Airways signed a multi-year contract for the Embraer Collaborative Inventory Planning (ECIP) program. Under this contract, Embraer Services & Support will take over the planning and replenishment of a sizeable portion of Kenya Airways’ spare parts stock covering 15 Embraer E190 aircraft operated by the airline. ECIP is part of a suite of services that Embraer offers to support the worldwide growing fleet of Embraer aircraft through TechCare, the Embraer platform that assembles an entire portfolio of products and solutions to deliver the best experience of services and support.

During the same period, Embraer Services & Support and LOT Polish Airlines, the national carrier of Poland and leading airline in Central Europe, signed an extension of the pool agreement to support LOT’s fleet of 34 Embraer E-Jets. The program will support LOT’s current fleet of 18 Embraer E170/E175s and up to 16 Embraer E190/E195s – it includes additional six Embraer E195s that LOT leased in 2018 from Nordic Aviation Capital (NAC A/S) already in operation and four new Embraer E190 that the airline will be operating from January 2019.

9

partnership WITH BOEING

On July 5, 2018, Embraer announced that it entered into a preliminary and non-binding memorandum of understanding (MOU) with The Boeing Co. (Boeing), through which the parties have established the basic premises for a potential business combination of certain businesses, which will include the creation of a joint venture (JV) between the Company and Boeing. The JV will consist of the Commercial Aviation business of Embraer and its related operations, services, and engineering capabilities.

On July 31, 2018, upon the release of the second quarter results, Embraer announced that Embraer and Boeing had begun negotiations on the final documents of the transaction, which would guide in a binding manner, the structure and financial terms of the transaction on mutually satisfactory bases.

Embraer and Boeing continue to negotiate the final documents in connection with such transaction. However, there can be no assurance as to the entry into final documents or the consummation of the transaction, or the timing or terms thereof.

10

restated 2017 results for new accounting rules

Please see below selected information from the restated quarterly results for the adoption of IFRS 15 (Revenue from Contracts with Customers) and IFRS 9 (Financial Instruments) on January 1, 2018.

EMBRAER S.A. CONSOLIDATED STATEMENTS OF INCOME (in millions of U.S.dollars, except earnings per share)

31 Mar, 2017 *		30 Jun, 2017 *	30 Sep, 2017 *	31 Dec, 2017 *
Revenue	1,055.0	1,769.2	1,301.5	1,731.8
Cost of sales and services	(867.7)	(1,453.7)	(1,064.8)	(1,383.8)

Gross profit	187.3	315.5	236.7	348.0
Operating Income (Expense)
Administrative	(42.6)	(39.7)	(47.8)	(49.0)
Selling	(73.7)	(81.5)	(66.5)	(88.8)
Research	(8.2)	(9.3)	(14.2)	(17.5)
Other operating income (expense), net	(9.2)	(15.8)	(52.7)	(132.5)
Equity in gain or losses of associates	(0.1)	-	(0.1)	1.4

Operating profit before financial income	53.5	169.2	55.4	61.6
Financial expenses, net	(4.7)	(11.5)	1.7	(21.6)
Foreign exchange gain, net	6.9	(7.1)	4.9	1.9

Profit (loss) before taxes on income	55.7	150.6	62.0	41.9
Income tax (expense) income	8.6	(84.1)	43.2	3.2

Net Income (loss)	64.3	66.5	105.2	45.1
Attributable to:
Owners of Embraer	62.4	56.1	103.9	42.7
Noncontrolling interest	1.9	10.4	1.3	2.4
* Restated 2017 results for new accounting rules (IFRS 15 and IFRS 9)

ADJUSTED EBIT RECONCILIATION	1Q17 *	2Q17 *	3Q17 *	4Q17 *
Operating profit before financial income (EBIT)	53.5	169.2	55.4	61.6
Provision for voluntary redundancy scheme	7.6	(1.2)	-	-
Impact of penalty provision	-	3.5	3.6	3.1
Non-recurring items related to Republic Airways	-	(11.7)	-	(11.5)
Impairment loss Defense and security business	-	-	-	8.7
Impairment loss Executive Jet business	-	-	-	54.2
Adjusted EBIT	61.1	159.8	59.0	116.1
Adjusted EBIT Margin %	5.8%	9.0%	4.5%	6.7%
* Restated 2017 results for new accounting rules (IFRS 15 and IFRS 9)

ADJUSTED NET INCOME (LOSS) RECONCILIATION	1Q17 *	2Q17 *	3Q17 *	4Q17 *
Net Income (loss) attributable to Embraer	62.4	56.1	103.9	42.7
Net change in Deferred income tax & social contribution	(14.1)	67.1	(42.1)	(22.6)
After-tax provision for voluntary redundancy scheme	5.0	(0.8)	-	-
Impact of penalty provision	-	3.5	3.6	3.1
After-tax Non-recurring items related to Republic Airways	-	(7.7)	-	(7.6)
After-tax Defense and security business impairment loss	-	-	-	5.7
After-tax Executive Jet business impairment loss	-	-	-	35.8
Adjusted Net Income	53.3	118.2	65.4	57.1
Adjusted Net Margin	5.1%	6.7%	5.0%	3.3%

* Restated 2017 results for new accounting rules (IFRS 15 and IFRS 9)
11

Reconciliation OF IFRS and “non gaap” information

in millions of U.S.dollars
EBITDA RECONCILIATION	(1)	(1)	(1)
LTM* (IFRS)	2Q18	3Q17 **	3Q18
Net Income Attributable to Embraer	7.8	432.6	(117.4)
Noncontrolling interest	7.6	14.1	8.2
Income tax income (expense)	1.5	99.0	59.4
Financial income (expense), net	106.7	49.4	161.0
Foreign exchange gain (loss), net	2.1	(14.7)	4.5
Depreciation and amortization	287.1	329.7	271.9
EBITDA LTM	412.8	910.1	387.6
(1) Derived from unaudited financial information.
* Last Twelve Months
** Restated 2017 results for new accounting rules (IFRS 15 and IFRS 9)

We define Free cash flow as operating cash flow less Additions to property, plant and equipment, Additions to intangible assets, Financial investments and Other assets. Free cash flow is not an accounting measure under IFRS. Free cash flow is presented because it is used internally as a measure for evaluating certain aspects of our business. The Company also believes that some investors find it to be a useful tool for measuring Embraer's cash position. Free cash flow should not be considered as a measure of the Company's liquidity or as a measure of its cash flow as reported under IFRS. In addition, Free cash flow should not be interpreted as a measure of residual cash flow available to the Company for discretionary expenditures, since the Company may have mandatory debt service requirements or other nondiscretionary expenditures that are not deducted from this measure.  Other companies in the industry may calculate Free cash flow differently from Embraer for purposes of their earnings releases, thus limiting its usefulness for comparing Embraer to other companies in the industry.

EBITDA LTM represents earnings before interest, taxation, depreciation and amortization accumulated over a period of the last 12 months. It is not a financial measure of the Company’s financial performance under IFRS. EBIT as mentioned in this press release refers to earnings before interest and taxes, and for purposes of reporting is the same as that reported on the Income Statement as Operating Profit before Financial Income.

in millions of U.S.dollars
EBITDA RECONCILIATION	(1)	(1)	(1)	(1)
	2Q18	3Q17 *	3Q18	YTD18
Net Income (loss) attributable to Embraer	(126.5)	103.9	(21.3)	(160.1)
Noncontrolling interest	1.8	1.3	1.9	5.8
Income tax (expense) income	55.8	(43.2)	14.7	62.6
Financial income, net	41.9	(1.7)	52.6	139.4
Foreign exchange gain (loss), net	9.3	(4.9)	(2.5)	6.4
Depreciation and amortization	61.8	74.6	59.4	184.3
EBITDA	44.1	130.0	104.8	238.4
EBITDA Margin	3.5%	10.0%	9.1%	7.0%
(1) Derived from unaudited financial information.
* Restated 2017 results for new accounting rules (IFRS 15 and IFRS 9)

EBIT and EBITDA are presented because they are used internally as measures to evaluate certain aspects of the business. The Company also believes that some investors find them to be useful tools for measuring a Company’s financial performance. EBIT and EBITDA should not be considered as alternatives to, in isolation from, or as substitutes for, analysis of the Company’s financial condition or results of operations, as reported under IFRS. Other companies in the industry may calculate EBIT and EBITDA differently from Embraer for the purposes of their earnings releases, limiting EBIT and EBITDA’s usefulness as comparative measures.

12

in millions of U.S.dollars
ADJUSTED EBIT RECONCILIATION	(1)	(1)	(1)	(1)
	2Q18	3Q17 *	3Q18	YTD18
Operating profit before financial income (EBIT)	(17.7)	55.4	45.4	54.1
Impact of penalty provision	-	3.6	-	-
Expenses related to KC-390 cost base revision	127.2	-	-	127.2
Adjusted EBIT	109.5	59.0	45.4	181.3
Adjusted EBIT Margin %	8.7%	4.5%	3.9%	5.3%
(1) Derived from unaudited financial information.
* Restated 2017 results for new accounting rules (IFRS 15 and IFRS 9)

in millions of U.S.dollars
ADJUSTED EBITDA RECONCILIATION	(1)	(1)	(1)	(1)
	2Q18	3Q17 *	3Q18	YTD18
EBITDA	44.1	130.0	104.8	238.4
Impact of penalty provision	-	3.6	-	-
Expenses related to KC-390 cost base revision	127.2	-	-	127.2
Adjusted EBITDA	171.3	133.6	104.8	365.6
Adjusted EBITDA Margin %	13.6%	10.3%	9.1%	10.8%
(1) Derived from unaudited financial information.
* Restated 2017 results for new accounting rules (IFRS 15 and IFRS 9)

Adjusted EBIT and Adjusted EBITDA are non-GAAP measures, and both exclude the impact of several non-recurring items, as described in the tables above.

in millions of U.S.dollars
ADJUSTED NET INCOME (LOSS) RECONCILIATION	(1)	(1)	(1)	(1)
	2Q18	3Q17 *	3Q18	YTD18
Net Income (loss) attributable to Embraer	(126.5)	103.9	(21.3)	(160.1)
Net change in Deferred income tax & social contribution	48.6	(42.1)	(7.8)	28.5
Expenses related to KC-390 cost base revision	84.0	-	-	84.0
Impact of penalty provision	-	3.6	-	-
Adjusted Net Income	6.1	65.4	(29.1)	(47.6)
Adjusted Net Margin	0.5%	5.0%	-2.5%	-1.4%
(1) Derived from unaudited financial information.
* Restated 2017 results for new accounting rules (IFRS 15 and IFRS 9)

Adjusted Net Income is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred Income tax and social contribution for the period, as well as removing the impact of non-recurring items. Furthermore, under IFRS for purposes of calculating Embraer’s Income Tax benefits (expenses), the Company is required to record taxes resulting from gains or losses due to the impact of the changes in the Real to the US Dollar exchange rate over non-monetary assets (primarily Inventories, Intangibles, and PP&E). It is important to note that taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are accounted for in the Company’s consolidated Cash Flow statement, under Deferred income tax and social contribution.

13

Some Financial Ratios based on “non GAAP” information

CERTAIN FINANCIAL RATIOS - IFRS	(1)	(1)	(1)
	2Q18	3Q17 *	3Q18
Total debt to EBITDA (i)	10.03	4.73	10.38
Net debt to EBITDA (ii)	1.78	0.79	2.27
Total debt to capitalization (iii)	0.50	0.51	0.50
LTM EBITDA to financial expense (gross) (iv)	1.76	3.96	1.36
LTM EBITDA (v)	405.0	910.1	387.6
LTM Interest and commissions on loans (vi)	230.5	229.9	285.1
(1) Derived from unaudited financial information.
* Restated 2017 results for new accounting rules (IFRS 15 and IFRS 9)

 (i) Total debt represents short and long-term loans and financing.

(ii) Net cash represents cash and cash equivalents, plus financial investments, minus short and long-term loans and financing.

(iii) Total capitalization represents short and long-term loans and financing, plus shareholders equity.

(iv) Financial expense (gross) includes only interest and commissions on loans.

(v) The table at the end of this release sets forth the reconciliation of Net income to adjusted EBITDA, calculated on the basis of financial information prepared with IFRS data, for the indicated periods.

(vi) Interest expense (gross) includes only interest and commissions on loans, which are included in Interest income (expense), net presented in the Company’s consolidated Income Statement.

14

FINANCial statements

EMBRAER S.A.
CONSOLIDATED STATEMENTS OF INCOME
(in millions of U.S.dollars, except earnings per share)

	(1)		(1)
	Three months ended on		Nine months ended on
	30 Sep, 2017 *	30 Sep, 2018	30 Sep, 2017 *	30 Sep, 2018
Revenue	1,301.5	1,151.7	4,125.7	3,400.2
Cost of sales and services	(1,064.8)	(941.8)	(3,386.1)	(2,868.2)

Gross profit	236.7	209.9	739.6	532.0
Operating Income (Expense)
Administrative	(47.8)	(44.4)	(130.1)	(130.1)
Selling	(66.5)	(73.7)	(221.6)	(216.0)
Research	(14.2)	(8.7)	(31.7)	(28.6)
Other operating income (expense), net	(52.7)	(37.7)	(77.9)	(102.9)
Equity in gain or losses of associates	(0.1)	-	(0.2)	(0.3)

Operating profit (loss) before financial income	55.4	45.4	278.1	54.1
Financial expenses, net	1.7	(52.6)	(14.5)	(139.4)
Foreign exchange gain, net	4.9	2.5	4.7	(6.4)

Profit (loss) before taxes on income	62.0	(4.7)	268.3	(91.7)
Income tax (expense) income	43.2	(14.7)	(32.3)	(62.6)

Net Income (loss)	105.2	(19.4)	236.0	(154.3)
Attributable to:
Owners of Embraer	103.9	(21.3)	222.4	(160.1)
Noncontrolling interest	1.3	1.9	13.6	5.8

Weighted average number of shares (in thousands)
Basic	735.5	733.8	735.5	733.8
Diluted	736.1	734.4	736.1	734.6

Earnings (losses) per share
Basic	0.1413	(0.0290)	0.3024	(0.2182)
Diluted	0.1412	(0.0290)	0.3022	(0.2179)

Earnings (losses) per share - ADS basic (US$)	0.5653	(0.1161)	1.2096	(0.8727)
Earnings (losses) per share - ADS diluted (US$)	0.5648	(0.1160)	1.2086	(0.8717)
(1) Derived from unaudited financial statements.
* Restated 2017 results for new accounting rules (IFRS 15 and IFRS 9)

15

EMBRAER S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of U.S.dollars)

	(1)		(1)
	Three Months Ended		Nine months ended
	30 Sep, 2017 *	30 Sep, 2018	30 Sep, 2017 *	30 Sep, 2018
Operating activities
Net income (loss)	105.2	(19.4)	236.0	(154.3)
Items not affecting cash and cash equivalents
Depreciation	47.7	39.9	150.9	123.2
Government grants amortization	(0.7)	(0.8)	(2.2)	(2.4)
Amortization	31.6	23.3	94.1	75.4
Amortization contribution from suppliers	(4.7)	(3.8)	(17.2)	(14.3)
Allowance for inventory obsolescence	5.4	7.8	10.8	18.9
Provision for adjustment to market value	10.6	11.7	25.5	26.6
Provision (reversal) allowance for doubtful accounts	(2.3)	(4.3)	1.9	(8.6)
Gains (losses) on fixed assets disposal	5.9	5.2	13.1	12.3
Deferred income tax and social contribution	(42.1)	(7.8)	10.9	28.5
Accrued interest	(1.7)	(0.2)	16.2	1.5
Interest over marketable securities	(1.0)	(8.7)	(7.9)	(24.9)
Equity in the losses of associates	0.1	-	0.2	0.3
Share-based remuneration	0.1	-	0.4	0.1
Foreign exchange gain (loss), net	(3.5)	1.6	1.5	23.2
Residual value guarantee	(3.5)	12.1	(13.8)	11.3
Provision for voluntary redundancy scheme	-	-	6.4	-
Other	0.5	(1.9)	(11.1)	(5.7)
Changes in assets
Financial investments	30.8	302.1	(376.6)	1,039.6
Derivative financial instruments	(16.8)	4.3	(17.4)	36.2
Collateralized accounts receivable and accounts receivable	55.3	24.3	(44.1)	(150.7)
Customer and commercial financing	16.2	0.6	20.4	1.7
Inventories	40.2	(262.7)	60.7	(593.0)
Other assets	5.9	35.5	184.5	(2.3)
Changes in liabilities
Trade accounts payable	(140.1)	17.1	(168.2)	139.0
Non-recourse and recourse debt	2.6	(14.5)	7.6	(10.6)
Other payables	11.2	46.4	(8.7)	(22.5)
Contribution from suppliers	-	-	86.0	125.5
Advances from customers	27.0	12.8	1.8	140.1
Taxes and payroll charges payable	34.2	16.8	43.0	(5.7)
Financial guarantees	(6.7)	(4.5)	(37.8)	(17.6)
Other provisions	(45.1)	(6.2)	(66.6)	14.9
Unearned income	(16.3)	0.7	(164.9)	(17.9)
Net cash generated (used) by operating activities	146.0	227.4	35.4	787.8
Investing activities
Additions to property, plant and equipment	(46.9)	(26.7)	(161.2)	(97.6)
Proceeds from sale of property, plant and equipment	(0.3)	-	18.9	0.2
Additions to intangible assets	(111.1)	(65.0)	(345.4)	(200.1)
Investments in associates	(0.1)	-	(0.5)	(2.2)
Proceeds from held to maturity securities	(471.9)	432.2	(464.0)	97.9
Dividends Received	-	-	0.1	-
Restricted cash reserved for construction of assets	-	0.1	1.7	-
Net cash generated (used) in investing activities	(630.3)	340.6	(950.4)	(201.8)
Financing activities
Proceeds from borrowings	153.4	24.6	918.8	116.9
Repayment of borrowings	(92.3)	(49.7)	(424.6)	(206.7)
Dividends and interest on own capital	(9.1)	(3.3)	(43.4)	(40.6)
Proceeds from stock options exercised	0.4	2.0	5.2	5.1
Acquisition of own shares	(10.1)	-	(15.0)	-
Net cash generated (used) by financing activities	42.3	(26.4)	441.0	(125.3)
Increase (Decrease) in cash and cash equivalents	(442.0)	541.6	(474.0)	460.7
Effects of exchange rate changes on cash and cash equivalents	7.1	(25.4)	5.0	(82.7)
Cash and cash equivalents at the beginning of the period	1,207.4	1,132.6	1,241.5	1,270.8
Cash and cash equivalents at the end of the period	772.5	1,648.8	772.5	1,648.8
(1) Derived from unaudited financial statements.
* Restated 2017 results for new accounting rules (IFRS 15 and IFRS 9)

16

EMBRAER S.A.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in millions of U.S. dollars)

	(1)	(1)
A S S E T S	As of June 30	As of September 30,
	2018	2018
Current assets
Cash and cash equivalents	1,132.6	1,648.8
Financial investments	1,956.5	1,241.9
Trade accounts receivable, net	918.9	899.7
Derivative financial instruments	10.9	7.6
Customer and commercial financing	1.9	1.8
Collateralized accounts receivable	204.9	162.1
Inventories	2,535.0	2,790.8
Income tax and Social Contribution	104.4	100.3
Other assets	226.6	214.9
	7,091.7	7,067.9
Non-current assets
Financial investments	252.0	251.4
Derivative financial instruments	5.4	5.5
Customer and commercial financing	13.4	13.0
Collateralized accounts receivable	73.0	89.0
Guarantee deposits	386.9	373.1
Deferred income tax	4.7	4.5
Other assets	119.9	104.2
	855.3	840.7

Investments	6.4	6.1
Property, plant and equipment, net	2,004.1	1,985.0
Intangible assets	1,853.6	1,894.8
	3,864.1	3,885.9

TOTAL ASSETS	11,811.1	11,794.5
(1) Derived from unaudited financial information.

17

EMBRAER S.A.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in millions of U.S. dollars)

	(1)	(1)
LIABILITIES	As of June 30	As of September 30,
	2018	2018
Current liabilities
Trade accounts payable	941.2	958.1
Loans and financing	361.0	328.1
Non-recourse and recourse debt	26.0	335.5
Other payables	252.1	296.0
Advances from customers	992.4	973.2
Derivative financial instruments	22.7	23.7
Taxes and payroll charges payable	37.7	40.0
Income tax and social contribution	22.9	36.0
Financial guarantee and residual value	39.0	48.5
Provisions	131.9	120.0
Dividends payable	7.1	4.8
Unearned income	148.0	157.5
	2,982.0	3,321.4
Non-current liabilities
Loans and financing	3,701.3	3,694.5
Non-recourse and recourse debt	341.8	18.0
Other payables	24.4	23.4
Advances from customers	90.8	113.2
Derivative financial instruments	0.1	0.1
Taxes and payroll charges payable	60.9	59.0
Deferred income tax and social contribution	298.3	287.9
Financial guarantee and residual value	103.9	102.0
Provisions	124.2	121.5
Unearned income	93.3	83.8
	4,839.0	4,503.4

TOTAL LIABILITIES	7,821.0	7,824.8

Shareholders' equity
Capital	1,551.6	1,551.6
Treasury shares	(45.6)	(41.0)
Revenue reserves	2,651.2	2,645.6
Share-based remuneration	37.4	37.4
Retained earnings (losses)	(150.2)	(176.0)
Accumulated Other Comprehensive Loss	(146.7)	(141.5)
	3,897.7	3,876.1
Non-controlling interest	92.4	93.6
Total company's shareholders' equity	3,990.1	3,969.7
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	11,811.1	11,794.5
(1) Derived from unaudited financial information.

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Investor Relations

Eduardo Couto, Chris Thornsberry, Caio Pinez, Nádia Santos, Paulo Ferreira and Viviane Pinheiro.

(+55 12) 3927 1000

investor.relations@embraer.com.br

ri.embraer.com.br

CONFERENCE CALL INFORMATION

Embraer will host a conference call to present its 3Q18 Results on Tuesday, October 30, 2018 at 11:30 AM (SP) / 10:30 AM (NY). The conference call will also be broadcast live over the web at ri.embraer.com.br

Conference ID: EMBRAER

Telephones USA / International: (Toll-free) +1 (866) 262-4553 / (Dial-in) +1 (412) 317-6029

Telephones Brazil: +55 (11) 3193-1001 / +55 (11) 2820-4001

ABOUT EMBRAER

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

For more information, please visit www.embraer.com.br

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake any obligation to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2018

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer